SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 3 to Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SEA PINES ASSOCIATES, INC.

(Exact name of Registrant as specified in its charter)

South Carolina	57-0845789

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

32 Greenwood Drive, Hilton Head Island, South Carolina	29928

(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name on each exchange on which each class is to be registered

None	None

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of class)

           Sea Pines Associates, Inc. (the “Company”) has entered into a Second Amended and Restated Rights Agreement, dated as of August 5, 2003, with Wachovia Bank, N.A. as rights agent, which amends and restates in its entirety the Rights Agreement dated as of August 23, 1993, amended and restated by the First Amended and Restated Rights Agreement dated as of July 20, 1999 and amended by the First Amendment to First Amended and Restated Rights Agreement dated December 13, 1999, which was scheduled to expire in accordance with its terms on August 23, 2003 (as amended and restated, the “Rights Agreement”). Among other things, the Second Amended and Restated Rights Agreement deletes the requirement in the original Rights Agreement that “continuing directors” approve any redemption of the rights following a proxy or consent solicitation in certain situations and extends the Rights Agreement for an additional ten-year term expiring August 5, 2013.

          In connection therewith, Items 1 and 2 of the Company’s registration statement on Form 8-A filed with the Commission on August 30, 1993, as amended by Amendment No. 1 on September 16, 1993 and Amendment No. 2 on August 9, 1999, are hereby amended and restated in their entirety to read as follows:

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

          The Board of Directors of Sea Pines Associates, Inc. (the “Company”) declared a dividend distribution of one Right (the “Rights”) for each outstanding Voting Common Share (“Common Shares”) of the Company, without par value, to shareholders of record at the close of business on September 2, 1993 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of Series B Junior Cumulative Preferred Shares, without par value and liquidation preference $100 per share (the “Preferred Shares”), at a purchase price (the “Purchase Price”) of $50 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Second Amended and Restated Rights Agreement (the “Rights Agreement”) between the Company and Wachovia Bank, N.A., as Rights Agent. Capitalized terms used but not otherwise defined herein shall have the meaning given such terms in the Rights Agreement.

          Since the date of issuance of the Rights, the Rights have been evidenced by the certificates representing outstanding Common Shares, and no separate Rights Certificates have been distributed. The Rights will become exercisable and will separate from the Common Shares upon the earlier of (i) ten business days after a public announcement that (A) a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the outstanding Common Shares or (B) a person or group of affiliated or associated persons has become an Adverse Person (as hereinafter defined) (the earlier of (A) or (B) being the “Shares Acquisition Date”) or (ii) ten business days after the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding Common Shares (the earliest of such dates being called the “Distribution Date”). The preceding sentence notwithstanding, prior to the occurrence of a Distribution Date specified as a result of an event described in clause (ii) (or such later Distribution Date as the Board of Directors of the Company may select pursuant to this sentence), the Board of Directors may postpone, one or more times, the Distribution Date which would occur as a result of an event described in clause (ii) beyond the date set forth in such clause (ii). Nothing herein shall permit such a postponement of a Distribution Date after a Person becomes an Acquiring Person or an Adverse Person.

          Notwithstanding the foregoing, no Person shall become an “Acquiring Person” (i) as the result of an acquisition of Common Shares by the Company that, by reducing the number of Common Shares outstanding, increases the percentage of Common Shares beneficially owned by such Person to 20% or more of the Common Shares then outstanding, or (ii) as the result of an acquisition of Common Shares by a Person from the Company upon the exchange of shares of the Company’s Series A Cumulative Preferred Stock (the “Series A Shares”) in the Company’s December 1999 offer to exchange Common Shares for Series A Shares (the “Exchange Offer”); provided, however, that if and at such time as a Person who would otherwise be an “Acquiring Person” but for the provisions of this sentence shall, after such share purchases by the Company, or such acquisition of shares in the Exchange Offer by such Person, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be an Acquiring Person.

          A person shall be an “Adverse Person” if all of the following shall occur: (1) the Board of Directors shall designate a specific limitation of the percentage of Common Shares then outstanding that a specified Person may beneficially own, which percentage (the “Ownership Limitation”) may be less than, equal to, or more than the percentage of then outstanding Common Shares owned by such Person, but shall in no event be less than 10% of the Common Shares then outstanding; and (2) at least a majority of the Board of Directors who are not officers of the Company and who are not representatives, nominees, Affiliates or Associates of such Person, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, shall (x) conclude that beneficial ownership by such Person of a percentage of Common Shares exceeding the Ownership Limitation is (or would likely be) intended, or is (or would likely be) used to cause the Company to repurchase the Common Shares beneficially owned by such Person or to cause pressure on the Company to take action or enter into a transaction or series of transactions (including a sale of the Company or transactions leading to a change in control of the Company) under circumstances where the Board of Directors determines that the best long-term interests of the Company and its shareholders would not be served by effecting such repurchase, taking such action or entering into such transactions or series of transactions at that time or (y) determine that beneficial ownership by such Person of a percentage of Common Shares exceeding the Ownership Limitation is causing or is reasonably likely to cause a material adverse impact on the business or prospects of the Company; and (3) such Person, together with its Affiliates and Associates, shall (before or after the occurrence of (1) and (2) above) beneficially own a percentage of Common Shares that exceeds the Ownership Limitation.

          Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after the Record Date will contain in accordance with the Rights Agreement a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise provided by the Rights Agreement or determined by the Board of Directors, only Common Shares issued prior to the Distribution Date will be issued with Rights. As of the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

          The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided in the Rights Agreement) in whole or in part at any time after the Distribution Date upon surrender of the Rights Certificate, duly executed, to the Rights Agent, together with payment of the Purchase Price for each one one-thousandth of a Preferred Share (or Common Shares, or other securities, cash or other assets, as the case may be) as to which the Rights are exercised, at or prior to the earlier of (i) the close of business on August 5, 2013, and (ii) the time at which the Rights are redeemed or exchanged by the Company as described below.

          In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. In the event that a person becomes an Adverse Person, each holder of a Right will have the right to receive, upon exercise, Common Shares having a value equal to two times the exercise price of the Right multiplied by a fraction the numerator of which is 20% and the denominator of which is the Ownership Limitation applicable to such Adverse Person. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any Adverse Person will be null and void.

          In the event that (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which the Company is the surviving corporation but its stock is changed or exchanged or (ii) 50% or more of the Company’s assets or earning power is sold or transferred, proper provision will be made so that each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and the preceding paragraph are referred to as the “Triggering Events.”

          The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to customary adjustments from time to time to prevent dilution in the event of certain changes in the stock of the Company. With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company may determine not to issue fractional Rights or shares and, in lieu thereof, an adjustment in cash will be made based on the market value of the Rights or shares on the last trading date prior to the date of exercise.

          In general, the Company may redeem unexercised Rights in whole, but not in part, at a price of $.01 per Right, at any time before the tenth business day after the Shares

Acquisition Date. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

          At any time after any Person becomes an Acquiring Person or an Adverse Person and prior to the acquisition by such Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the then outstanding and exercisable Rights (other than Rights owned by such Person, which will have become void), in whole or in part, for Common Shares, each Right being exchangeable for one-half of the number of Common Shares as would then be issuable upon exercise of such Right.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

          Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the first to occur of (i) the Distribution Date or (ii) a Triggering Event. Thereafter, the Rights Agreement may be amended only to cure ambiguities, to correct inconsistent provisions, to shorten or lengthen any time period thereunder or in ways that do not adversely affect the Rights holders (other than an Acquiring Person or Adverse Person). From and after the earlier of the Distribution Date or the occurrence of a Triggering Event, the Rights Agreement may not be amended to (A) shorten the final expiration date of the Rights or (B) lengthen (1) a time period relating to when the Rights may be redeemed, or to modify the ability (or inability) of the Board of Directors to redeem the Rights, in either case at such time as the Rights are not then redeemable, or (2) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person or Adverse Person).

          The Rights have certain anti-takeover effects. The Company’s Articles of Incorporation and Bylaws presently contain so-called “Staggered Board” and “Supermajority Voting” provisions which also could have the effect of delaying, deferring or preventing a change in control. The exercise of the Rights will cause substantial dilution to a person or group that becomes an Acquiring Person or Adverse Person. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its shareholders as determined by the Board of Directors or willing to negotiate with the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time prior to the tenth business day after the Shares Acquisition Date redeem the Rights in whole, but not in part, at a price of $.01 per Right.

           A copy of the Rights Agreement, dated as of August 5, 2003 between the Company and the Rights Agent, specifying the terms of the Rights (which Rights Agreement includes as exhibits an excerpt from the Articles of Incorporation, as amended, setting forth the terms of the Preferred Shares, the form of Right Certificate and the Summary of Rights to Purchase Preferred Shares) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibit.

ITEM 2. EXHIBITS.

Exhibit Number	Description of Exhibit

1.1	Second Amended and Restated Rights Agreement, dated as of August 5, 2003, between Sea Pines Associates, Inc. and Wachovia Bank, N.A., as Rights Agent, which includes as Exhibit A the Terms of the Series B Junior Cumulative Preferred Shares and as Exhibit B the Form of Right Certificate.

2.1	Articles of Incorporation of Sea Pines Associates, Inc., as amended (incorporated by reference to Exhibit 3(a) of Sea Pines Associates, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2000, filed by Sea Pines Associates, Inc. with the Securities and Exchange Commission on January 29, 2001 (File No. 000-17517)).

3.1	Amended Bylaws of Sea Pines Associates, Inc., as revised September 30, 2002 (incorporated by reference to Exhibit 3(b) of Sea Pines Associates, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2002, filed by Sea Pines Associates, Inc. with the Securities and Exchange Commission on January 17, 2003 (File No. 000-17517)).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SEA PINES ASSOCIATES, INC.

By:	/s/ Michael E. Lawrence

Michael E. Lawrence
President and Chief Executive Officer

Dated: August 5, 2003

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Second Amended and Restated Rights Agreement, dated as of August 5, 2003, between Sea Pines Associates, Inc. and Wachovia Bank, N.A., as Rights Agent, which includes as Exhibit A the Terms of the Series B Junior Cumulative Preferred Shares and as Exhibit B the Form of Right Certificate.

2.1	Articles of Incorporation of Sea Pines Associates, Inc., as amended (incorporated by reference to Exhibit 3(a) of Sea Pines Associates, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2000, filed by Sea Pines Associates, Inc. with the Securities and Exchange Commission on January 29, 2001 (File No. 000-17517)).

3.1	Amended Bylaws of Sea Pines Associates, Inc., as revised September 30, 2002 (incorporated by reference to Exhibit 3(b) of Sea Pines Associates, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2002, filed by Sea Pines Associates, Inc. with the Securities and Exchange Commission on January 17, 2003 (File No. 000-17517)).